EXHIBIT 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors
Central Jersey Bancorp:

We consent to the use of our reports dated March 14, 2008 relating to the consolidated statements of financial condition of Central Jersey Bancorp and subsidiary as of December 31, 2007 and 2006, and the related consolidated statements of income, shareholders’ equity, and cash flows for each of the years in the three-year period ended December 31, 2007, and the effectiveness of internal control over financial reporting as of December 31, 2007 incorporated by reference herein and to the reference to our firm under the heading “Experts” in the prospectus.

/s/ KPMG LLP

Short Hills, New Jersey
January 22, 2009